

TRICELL Inc
33 Lawton Congleton
Cheshire
CW12 1RU

November 28, 2007

Jessica Brberich
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

     Re: Tricell, Inc.
           Form 10-K for the year ended December 31, 2005
           Filed April 18, 2006
           Form 10-Q for the quarter ended September 30, 2006
           File No. 000-50036

Dear Jessica Barberich

     We have received your letter dated October 26, 2007, containing comments on the above referenced documents.

     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission's comments, which we hope to achieve very shortly.

     Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely,



Neil Pursell
Chief Financial Officer

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com

Note 4 – Related Party Transactions: Material Acquisitions

2.   At the time of the NJJ acquisition the company determined that all customer relationships were embodied within the directors non compete agreements, thereby any value attributable to a customer list will be nominal. Underpinning that determination was that all business conducted by NJJ was by sales order only, there were no contracts.

Non Compete Contracts
The Company determined that there was a value attributable to the non compete agreements. The signed non compete agreements are for a 5 year period.

The non compete agreements value will be attributable to current customer relationships and the anti competition agreement with the directors. The company will receive the benefit of future revenue streams from the non compete agreement (including customer relationships) over the 5 year term of the contracts.

The company determined that the non compete agreements should be valued based upon the concept that NJJ 12 months past profits would represent a fair value of their inherent future value. The company determined that the benefit of the non compete contracts will be realized over the 5 year term of the contracts. The company determined that the future revenue streams over the 5 year period of the contracts that will be received will be equivalent to the net after tax profits of the past 12 months of NJJ operations (the value that the company has attributed to the non compete agreements). The company determined that the value attributable to the non compete agreements will be amortized on a straight line basis over 5 years.

Customer List
As discussed above the company determined that a significant part of the non compete agreements included the customer relationships. Thereby any value attributable to the customer list will be nominal.

As all business conducted by NJJ was on sales order only basis the profile of customer retention will be varied from under 1 year to over 5 years. The Company determined that the benefit of the intangible asset will be realized by the company from future revenue streams over the next 5 years. The company determined that the value attributable to the customer list will be amortized on a straight line basis over 5 years.

Once we have closed all your outstanding comments we will be pleased to amend all the necessary filings as directed.

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com